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[LOGO - Intertape Polymer Group]

                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                         "Third Quarterly Report 2000"

                          Intertape Polymer Group Inc.

          110E Montee de Liesse, St. Laurent, Quebec, Canada, H4T 1N4

  (Indicate by check mark whether the registrant files or will file quarterly reports under Cover Form 20-F or Form 40-F

              Form 20-F   (X)                     Form 40-F    ( )

  (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes   ( )                     No    (X)

 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.


Intertape Polymer Group Inc.

November 15, 2000                By: /s/ Angela Massaro-Fain
                                 -----------------------------------
                                 Angela Massaro-Fain
                                 Advertising and Investor Relations Manager
                                 Intertape Polymer Group Inc.

                               INTERTAPE POLYMER
                                   GROUP INC.

                           -------------------------

                                      2000
                             THIRD QUARTERLY REPORT





                                   Graph ITP







                          Intertape Polymer Group LOGO

                                                          THIRD QUARTERLY REPORT

                                                         MESSAGE TO SHAREHOLDERS

Dear Shareholders,

Total revenue for the third quarter showed an increase compared to that of the previous year. The increase from $161.5 million to $166.4 million over the same period last year, was due to a record month for IPG during September, which made up for an extremely soft July. I expect that trend to continue into the fourth quarter.

A combination of current market slowdowns and customer reductions of high cost inventory as industry prices declined, impacted IPG's third quarter sales results. Reduced sales from the Woven Product line matched the slowdowns in the housing industry. Gross margins continue to improve, with our third quarter increasing to 26.9%. Raw material prices in general remain stable with an indication of price reductions during the coming months.

Sales of Intertape(R) pressure-sensitive tape and Exlfilm(R) shrink film from our Distribution Products line continue to increase. Both products remain strong performers. Progress continues with IPG's proprietary Flame-Retardant/Ultra Violet (FR/UV) woven-coated fabrics and new shelter products as they are introduced into the industry. Intertape Polymer Group is the first manufacturer to achieve both FR and UV regulated approvals for human occupancy, with shelters made from these patented-coated fabrics. This opens up the product line to a variety of new end-uses, as it will replace higher cost structure materials. Coupled with IPG's new woven-coated fabric targeted to the housing and steel industry, I expect to see more positive results in 2001. Additionally, we have recently expanded our shrink film product line. We are the only manufacturer with its entire line available in 45 gauge. This gives us a unique performance advantage over all competitors in this arena. These products are 25% thinner, providing dramatic savings for the end user, while offering excellent clarity, product protection and application speeds. A variety of new higher value-added stretch films will become commercial during the fourth quarter, which should grow sales and increase our gross margins.

I am pleased to announce that the Company finalized the acquisition of Olympian Tape Sales, Inc.,/United Tape Company during the quarter. This was a good acquisition for IPG. It provides us with a broader access to the office-products and hardware markets, as well as discount stores. This will expand volume for our tape operations. We have already made positive gains which I feel will contribute to our internal organic growth.

It has been an extremely active quarter with improvements in a variety of service levels to our customers. Two of the Regional Distribution Centers will be opening in Los Angeles, California and Montreal, Quebec during early December. I expect both the South East and Mid West RDC's to open during the first quarter 2001, providing expanded customer service and additional cost reductions. Targeted for January 2001 is the launch of Intertape Polymer Group's "B-to-B" Beta sites. Named "lntertape On-line", this new web based Customer Center will allow IPG customers to actively track their order status live; a service that has been anxiously anticipated by our customers, and to-date, well received in all field tests/trials. This launch becomes the foundation for an expanded E-Business platform, which will result in reduced transaction costs for both IPG and our Distributors. Ultimately, this will help grow the bottom line, as well as increase market share throughout our product range.

With the fourth quarter already in progress, I realize that the success of our Company is based on a number of key variables, including the strength of our operations, the strength of our systems and the strength of our employees to deliver superior products and service... and I am satisfied with the course the Company is taking.


/s/ Melbourne F. Yull

Melbourne F. Yull
Chairman and Chief Executive Officer
November 6, 2000


                                                    Intertape Polymer group LOGO


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                                                          THIRD QUARTERLY REPORT
                                                           CONSOLIDATED EARNINGS
                         In thousands of U.S. dollars, except per share amounts.
                                               (Unaudited) / Using Canadian GAAP

                                                    Three Months             Nine Months
                                                --------------------     ---------------------
For the period ended September 30,                2000         1999        2000        1999
----------------------------------                ----         ----        ----        ----
SALES                                           $166,356     $161,470    $502,945     $416,174
Cost of sales                                    121,612      118,893     379,242      302,197
                                                --------     --------    --------     --------
GROSS PROFIT                                    $ 44,744     $ 42,577    $123,703     $113,977
                                                --------     --------    --------     --------
Selling, general and administrative expenses      21,306       19,918      59,229       51,975
Research and development                           1,073        1,003       3,807        2,582
Amortization of goodwill                           1,663        1,436       4,735        3,916
Financial expenses                                 7,345        5,806      19,992       15,956
Gain on sale of interest in joint venture             --           --      (5,500)          --
                                                --------     --------    --------     --------
                                                $ 31,387     $ 28,163    $ 82,263     $ 74,429
                                                --------     --------    --------     --------
Earnings before income taxes                      13,357       14,414      41,440       39,548
Income taxes                                       3,741        4,180      11,603       11,469
                                                --------     --------    --------     --------
NET EARNINGS FOR THE PERIOD                      $ 9,616     $ 10,234    $ 29,837     $ 28,079
                                                --------     --------    --------     --------
Retained earnings - beginning of period          105,523      103,170      88,422       88,318
Premium on purchase for cancellation
 of common shares                                   (589)          --        (703)          --
Dividend                                              --           --      (3,006)      (2,993)
                                                --------     --------    --------     --------
RETAINED EARNINGS - END OF PERIOD               $114,550     $113,404    $114,550     $113,404
                                                --------     --------    --------     --------

                                                    Three Months             Nine Months
                                                --------------------     ---------------------
Earnings per Share                                2000         1999        2000        1999
------------------                                ----         ----        ----        ----
Cdn GAAP  -  Basic - US$                        $   0.34     $   0.36    $   1.05     $   1.02
Cdn GAAP  -  Fully diluted - US$*               $   0.32     $   0.35    $   1.00     $   0.98
U.S. GAAP -  Basic - US$                        $   0.34     $   0.36    $   1.05     $   1.02
U.S. GAAP -  Fully diluted - US$                $   0.33     $   0.35    $   1.03     $   0.99
                                                =========    ========    ========     ========
Cdn GAAP  -  Basic - CDN$                       $   0.50     $   0.53    $   1.55     $   1.52
Cdn GAAP  -  Fully diluted - CDN$*              $   0.47     $   0.51    $   1.47     $   1.45
                                                =========    ========    ========     ========

                                                    Three Months             Nine Months
                                                --------------------     ---------------------
Other data per Share                              2000         1999        2000        1999
--------------------                              ----         ----        ----        ----
Earnings Before Interest and Taxes (EBIT)       $   0.73     $   0.71    $   2.17     $   2.02
Earnings Before Interest, Taxes, Depreciation
 and Amortization (EBITDA)                      $   1.01     $   1.03    $   2.98     $   2.88
                                                =========    ========    ========     ========

[FN]
------------
* In the fourth quarter of 2000, Canadian GAAP will be equivalent to U.S. GAAP for the definition of fully diluted Earnings per Share.

This release contains statements that are forward-looking within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company's actual results in future periods to differ materially from forecasted results or forward-looking statements. Those risks and uncertainties include, but are not limited to:

o risks associated with pricing, volume and continued strength of markets where the Company's products are sold, and the timing and acceptance of new product offerings.

o actions of competitors as are described in the Company's filings with the Securities and Exchange Commission (SEC) over the last twelve months.

o the Company's ability to successfully integrate the operations and information systems of acquired companies with its existing operations, and information system, including risks and uncertainties relating to its ability to achieve projected earnings estimates, achieve administrative and operating cost savings and anticipate synergies.

o the effect of competition and raw material pricing on the Company's ability to maintain margins on existing or acquired operations.

The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

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
                                                            THIRD QUARTER REPORT

                                                        THIRD QUARTER HIGHLIGHTS




Sales graph                                  Net Earnings (CDN GAAP) graph



Gross Profit graph                           Earnings per Share (CDN GAAP) graph



Gross Margin graph                           Book Value per Share graph



                                                    intertape polymer group LOGO

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
                                                          THIRD QUARTERLY REPORT

                                                         CONSOLIDATED CASH FLOWS
                                                   In thousands of U.S. dollars.
                                               (Unaudited) / Using Canadian GAAP


                                                            THREE MONTHS               NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30,                      2000           1999         2000         1999
                                                        -------------------         -----------------


OPERATING ACTIVITIES
Net earnings for the period                          $   9,616    $  10,234    $  29,837    $  28,079
Non-cash items
  Depreciation and amortization                          7,736        9,089       22,805       23,775
  Deferred income taxes                                  2,737        2,926        8,514        5,826
  Write-off of capital assets                             --           --          1,594         --
                                                     ---------    ---------    ---------    ---------
Cash from operations before funding of changes
  in non-cash working capital items                     20,089       22,249       62,750       57,680
Changes in non-cash working capital items               (4,407)      (2,650)     (40,908)     (19,647)
                                                     ---------    ---------    ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES                 $  15,682    $  19,599    $  21,842    $  38,033
                                                     ---------    ---------    ---------    ---------
FINANCING ACTIVITIES
Net change in bank indebtedness                         39,971      (46,757)      38,433      (72,692)
Issue of long-term debt                                   --        181,980         --        181,980
Repayment of long-term debt                             (1,226)     (24,459)      (2,012)     (59,324)
Issue of common shares                                      53          218          176       79,021
Common shares purchased for cancellation                  (990)        --         (1,243)        --
Dividend paid                                             --           --         (3,006)      (2,993)
                                                     ---------    ---------    ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES                 $  37,808    $ 110,982    $  32,348    $ 125,992
                                                     ---------    ---------    ---------    ---------
INVESTING ACTIVITIES
Business acquisitions                                  (28,195)    (110,242)     (28,195)    (110,242)
Capital assets (& construction in progress)            (15,601)     (18,227)     (36,017)     (45,758)
Proceeds on sale of capital assets                         (15)        --          4,239         --
Other assets                                            (1,291)      (6,800)      18,981      (16,871)
                                                     ---------    ---------    ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES                 $ (45,102)   $(135,269)   $ (40,992)   $(172,871)
                                                     ---------    ---------    ---------    ---------
INCREASE (DECREASE) IN CASH DURING THE PERIOD            8,388       (4,688)      13,198       (8,846)
Effect of foreign currency translation adjustments      (2,813)       4,202       (3,774)       8,360
Cash (bank indebtedness) assumed on
  business acquisitions                                 (9,424)         486       (9,424)         486
Cash position, beginning of period                       3,849         --           --           --
                                                     ---------    ---------    ---------    ---------
CASH POSITION, END OF PERIOD                         $    --           --           --           --
                                                     ---------    ---------    ---------    ---------



                                                    intertape polymer group LOGO

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
                                                          THIRD QUARTERLY REPORT

                                                      CONSOLIDATED BALANCE SHEET

                                                   In thousands of U.S. dollars.
                                               (Unaudited) / Using Canadian GAAP


AS AT SEPTEMBER 30,                             2000             1999
-------------------                          ---------         ---------

ASSETS
Current assets
  Receivables                                 $122,725          $104,681
  Other receivables                             15,282            10,292
  Inventories                                   98,151            86,204
  Parts & Supplies                               9,768             8,561
  Prepaids                                       5,274             4,656
  Future income tax assets                      10,907             8,230
                                              --------          --------
                                               262,107           222,624

Capital assets (& construction in progress)    362,843           358,372
Other, at amortized cost                        11,615            32,891
Goodwill, at amortized cost                    232,525           222,031
                                              --------          --------
TOTAL ASSETS                                  $869,090          $835,918
                                              --------          --------

LIABILITIES

Current liabilities

  Bank indebtedness                           $129,487          $ 53,673
  Accounts payable and accrued liabilities      85,093            94,612
  Installments on long-term debt                10,014             2,057
                                              --------          --------
                                               224,594           150,342

Long-term debt                                 276,442           336,354
Other liabilities                               14,000            10,456
Future income tax liabilities                   45,200            34,404
                                              --------          --------
TOTAL LIABILITIES                             $560,236          $531,556
                                              --------          --------

SHAREHOLDERS' EQUITY

Capital stock                                 $188,784          $186,075
  Retained earnings                            114,550           113,404
  Accumulated foreign currency translation       5,520             4,883
                                              --------          --------
TOTAL SHAREHOLDERS' EQUITY                    $308,854          $304,362
                                              --------          --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY    $869,090          $835,918
                                              ========          ========




                                                                   COMMON SHARES

                                               THREE MONTHS               NINE MONTHS
                                         -----------------------   -----------------------
AVERAGE NUMBER OF SHARES OUTSTANDING        2000         1999         2000         1999
-------------------------------------    ----------   ----------   ----------  -----------


Canadian GAAP - Basic                    28,342,803   28,531,518   28,310,698   27,510,433
Canadian GAAP - Fully diluted            31,274,460   30,938,028   31,068,289   29,823,446
U.S. GAAP - Basic                        28,342,803   28,531,518   28,310,698   27,510,433
U.S. GAAP - Fully diluted                28,763,582   29,560,516   28,783,774   28,454,004

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
                            INFORMATION REQUEST FORM

Please check one:

I WOULD LIKE TO RECEIVE OR CONTINUE RECEIVING FINANCIAL INFORMATION ON THE COMPANY.

Name:______________________________________________________________________

Title:_____________________________________________________________________

Firm:______________________________________________________________________

Address:___________________________________________________________________

___________________________________________________________________________

Province/State:____________________________________________________________

Postal Code/Zip:___________________________________________________________

Telephone:_________________________________________________________________

Fax:_______________________________________________________________________

E-mail:____________________________________________________________________


PLEASE SEND ME NOW AND ON A REGULAR BASIS (PLEASE INDICATE NUMBER OF COPIES REQUESTED):

[] Annual & Quarterly Reports           _____________#

[] Fax Updates (Press Releases only)    _____________#


PLEASE INDICATE YOUR OCCUPATION:

[] Investment Dealer                    [] Analyst
[] Institution/Corporation              [] Journalist
[] Institutional Broker                 [] Retail Broker
[] Institutional Investor               [] Shareholder
[] Investment Banker                    [] Other

===========================================================================

PLEASE FAX A COPY OF THIS PAGE TO:

     The Secretary-Treasurer
     Intertape Polymer Group Inc.
     (514) 731-5477

OR WRITE TO US AT:

     110E Montee de Liesse, Montreal,
     Quebec, Canada  H4T 1N4

OR CONTACT US VIA THE INTERNET:

     WEB:     www.intertapepolymer.com
     E-mail:  itp$info@intertapeipg.com


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                                            Printed in Canada   11-00-8M